UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One) [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [ X ] Form 10-Q
            [ ] Form N-SAR

                      For Period Ended: June 30, 1998
                                        -------------

                      [ ] Transition Report on Form 10-K
                      [ ] Transition Report on Form 20-F
                      [ ] Transition Report on Form 11-K
                      [ ] Transition Report on Form 10-Q
                      [ ] Transition Report on Form N-SAR
                      For the Transition  Period Ended:

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -----------------------


PART I - REGISTRANT INFORMATION

            Bogen Communications International, Inc.
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Full Name of Registrant


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Former Name if Applicable


                   50 Spring Street
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Address of Principal Executive Office (Street and Number)


            Ramsey, New Jersey 07446
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City, State and Zip Code

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PART II - RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.


          The Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 within the prescribed time period because management's attention has been focused on certain business matters, and, accordingly, the registrant could not finalize its review of its quarterly report without undue burden and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Michael Fleischer                201                    934-8500
         -----------------------------------------------------------------------
              (Name)                   (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                [X] Yes   [_] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                [X] Yes   [_] No



         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant will report a net loss of approximately $2,329,000 for the quarter ended June 30, 1998 as opposed to a net income of approximately $648,000 for the quarter ended June 30, 1997. The net loss for the quarter ended June 30, 1998 is attributable to an approximately $2,905,000 charge for purchased in-process research and development in connection with the Registrant's acquisition on May 20, 1998 of the remaining 33% equity interest in Speech Design GmbH not previously owned by the Registrant.

                                   SIGNATURES


     Bogen Communications International, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                                      BOGEN COMMUNICATIONS INTERNATIONAL, INC.


Date: August 14, 1998                 By:  /s/ Michael Fleischer
                                         ------------------------------------
                                           Name:  Michael Fleischer
                                          Title: President